UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release

BR GAAP - 1st Quarter of 2018

Earnings Release (BR GAAP) | 1Q18

Table of Contents

Managerial Analysis of Results – BR GAAP

Earnings Release (BR GAAP) | 1Q18

Data Summary for the Period

All information presented in this report considers the managerial result, except where otherwise indicated. The reconciliation with the accounting result can be found on pages 27 and 28.

MANAGERIAL¹ ANALYSIS - BR GAAP	1Q18	1Q17	Var.	1Q18	4Q17	Var.
			12M			3M

RESULTS (R$ million)
Net interest income	10,163	8,868	14.6%	10,163	9,498	7.0%
Fees	4,134	3,709	11.5%	4,134	4,239	-2.5%
Allowance for loan losses	(2,652)	(2,264)	17.1%	(2,652)	(2,656)	-0.1%
General Expenses[2]	(4,805)	(4,629)	3.8%	(4,805)	(5,183)	-7.3%
Personnel Expenses	(2,309)	(2,200)	4.9%	(2,309)	(2,367)	-2.4%
Administrative Expenses	(2,496)	(2,429)	2.8%	(2,496)	(2,816)	-11.3%
Managerial net profit[3]	2,859	2,280	25.4%	2,859	2,752	3.9%
Accounting net profit	2,820	1,824	54.6%	2,820	2,498	12.9%

BALANCE SHEET (R$ million)
Total assets	724,348	713,517	1.5%	724,348	683,732	5.9%
Securities and Derivative Financial Instruments	193,149	166,131	16.3%	193,149	171,730	12.5%
Loan portfolio	280,398	257,169	9.0%	280,398	272,562	2.9%
Individuals	113,700	93,986	21.0%	113,700	108,115	5.2%
Consumer finance	43,611	35,779	21.9%	43,611	41,884	4.1%
SMEs	34,320	32,511	5.6%	34,320	34,288	0.1%
Corporate	88,766	94,892	-6.5%	88,766	88,275	0.6%
Expanded Loan Portfolio[4]	353,920	325,493	8.7%	353,920	347,907	1.7%
Funding from Clients5	316,818	300,678	5.4%	316,818	307,619	3.0%
Deposits (demand, saving and time)	217,586	145,750	49.3%	217,586	200,230	8.7%
Equity[6]	61,384	58,994	4.1%	61,384	58,570	4.8%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	19.1%	15.9%	3.2 p.p.	19.1%	18.3%	0.7 p.p.
Return on average asset excluding goodwill[6] - annualized	1.6%	1.3%	0.3 p.p.	1.6%	1.6%	0.0 p.p.
Efficiency ratio[7]	40.0%	44.9%	-4.9 p.p.	40.0%	44.3%	-4.3 p.p.
Recurrence ratio[8]	86.0%	80.1%	5.9 p.p.	86.0%	81.8%	4.2 p.p.
BIS ratio	15.3%	15.8%	-0.5 p.p.	15.3%	15.8%	-0.6 p.p.
Tier I	14.2%	14.7%	-0.5 p.p.	14.2%	14.7%	-0.5 p.p.
Tier II	1.0%	1.1%	-0.1 p.p.	1.0%	1.1%	-0.1 p.p.
CET1 - Fully Loaded	13.0%	12.7%	0.2 p.p.	13.0%	12.7%	0.2 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	2.9%	2.9%	0.0 p.p.	2.9%	3.2%	-0.2 p.p.
Individuals	3.7%	4.0%	-0.2 p.p.	3.7%	3.7%	0.0 p.p.
Corporate & SMEs	2.0%	1.9%	0.1 p.p.	2.0%	2.5%	-0.6 p.p.
Coverage ratio (over 90 days)	216.2%	229.3%	-13.1 p.p.	216.2%	202.5%	13.7 p.p.
Delinquency ratio (over 60 days)	3.6%	3.9%	-0.3 p.p.	3.6%	4.0%	-0.3 p.p.

OTHER DATA
Assets under management[9] - AUM (R$ million)	298,943	257,362	16.2%	298,943	292,715	2.1%
Branches	2,258	2,254	4	2,258	2,255	3
PABs (mini branches)	1,226	1,166	60	1,226	1,211	15
Own ATMs	13,512	13,679	(167)	13,512	13,522	(10)
Shared ATMs	21,442	20,516	926	21,442	21,195	247
Employees[10]	48,855	46,897	1,958	48,855	47,404	1,451

1 Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
2 Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
3 Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 69 million in 1Q18, R$ 166 million in 4Q17 and R$ 456 million in 1Q17.
4 Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
5 Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills and Certificates of Structured Operations ("COE").
6 Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 863 million in 1Q18, R$ 930 million in 4Q17 and R$ 1,703 million in 1Q17.
7 Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).
8 Recurrence Ratio: Fees / General Expenses.
9 According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.
10 As of 1Q18, it includes technology companies Produban and Isban.

Earnings Release (BR GAAP) | 1Q18

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long -lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase customer	Improve the	Be disciplined with	Boost productivity
preference and	profitability,	capital and	through an
loyalty by offering	recurrence and	liquidity to	intense agenda of
targeted, simple,	sustainability of our	preserve our	commercial
digital and	results by growing in	solidity, face	improvements
innovative	businesses with	regulatory	that enable us to
products and	greater revenue	changes and seize	offer a complete
services through a	diversification, aiming	growth	portfolio of
multi-channel	to strike a balance	opportunities.	services.
platform.	between loan, funding
and services, while
maintaining a
preemptive risk
management
approach and
rigorous cost control.

Higher profitability, underpinned by a customer -centric model, which is premised upon improving customer experience and satisfaction, remains our strategic focus. This quarter, we made progress in strengthening our internal culture, continued to consistently refine our products and services through innovative solutions, and achieved profitable market share gains. Among the initiatives in the period, we highlight:

 People

  We believe that employee engagement and commitment provide greater sustainability for our business. Hence, we highlight our actions on the following key fronts:
    Communication: Senior management closer to employees, providing opportunities for monthly dialogues.
    Meritocracy: We believe results speak louder and, for this reason, last year we paid a record amount in variable compensation to employees, which was aligned with the performance of results.
    Culture and leadership: We support the development, intrapreneurship and protagonism of our employees.
  Santander Academy: With the goal of disseminating knowledge through courses and development tools, the Academy encourages individual protagonism in the technical training of our employees. Since its launch, just over a year ago, it has already achieved prominent indicators:
  (i) 73% of trainings were performed by internal multipliers;
  (ii) 95% of employees participated in trainings, with more than 220 thousand mobile accesses and over 1.3 million computer accesses.
  As a result of all our actions, we reached 88% engagement in 2017 and, for the second consecutive year, we ranked among the best companies to work for, according to GPTW (Great Place to Work).

 Customer loyalty:

Growing our customer base and transactionality continue to be the main drivers of our results. Thus, one year ago we implemented the Net Promoter Score* (NPS), a methodology that

* Methodology that makes daily evaluations of the likelihood of customers recommending Banco Santander based on their experience with the Bank, across the entire branch network and service channels.

Earnings Release (BR GAAP) | 1Q18

measures customer satisfaction, which reached 49 points this quarter, improving by 5 points in twelve months, reflecting our commercial actions. We are convinced that using the NPS will contribute to the continuous improvement of the customer experience and evolution of the Financial System.

As a result of our actions, the base of active current account holders has been growing for 33 consecutive months.

 Retail

This quarter, we continued to make strides in strategic actions, as illustrated by the following achievements:

  Cards: credit card turnover continues to enjoy double-digit growth, reaching 24.7% this quarter compared to the same period last year.

We have completed one year of offering AAdvantage® cards, maintaining a high average activation rate.

Santander Way still holds high ratings in app stores (4.8 stars on Apple and 4.5 on Google Play), and this quarter it unveiled a new feature called "Supercrédito", which allows single product customers to apply for personal loans directly from the app.

This quarter, we intensified media campaigns to promote Santander Pass (NFC technology bracelet and sticker for contactless payments), enabling the possibility to request the card and Santander Pass simultaneously through our institutional portal.

  Payroll Loans: it maintained strong growth in origination (+53.1% in twelve months), which enabled us to expand our market share by 1.2 p.p., to 12.0%¹. Moreover, we increased the number of contracts from digital payroll loans by 3.6x compared to the previous quarter.
  Real Estate: we remained focused on commercial actions for our customers, aimed at advancing the product, as well as on the offer of Mortgage Loans at single-digit rates, which allowed us to increase our market share in origination by 8.7 p.p. in twelve months, reaching 12.1%¹.
  Investments: we continued to improve customer service and reinforce the concept of financial advisory. In the quarter, Santander One recorded more than 10.7 million views.

 Santander Broker Dealer ranked 1st in stock picking in 2018 by Brazilian newspaper Valor Econômico.

 Santander One Pay FX

In line with our strategy of improving customer experience, we launched Santander One Pay FX, a disruptive service platform that allows international transfers to individual customers based on blockchain technology. With this innovation, our customers will be able to make these transactions in a more agile, simple and safe way.

1 Source: Brazilian Central Bank, as of February 2018.

Earnings Release (BR GAAP) | 1Q18

 Agro

  We remained focused on offering a specialized services and products that fit the customer's profile. Aligned to our strategy, in the first quarter of 2018 we inaugurated two more segment-targeted branches, adding up to a total of sixteen.

 Getnet

  Our strategy in the segment, centered on providing groundbreaking solutions and integrating the acquiring offer with the bank, enabled us to keep posting strong turnover growth (+30% in twelve months), totaling R$ 40.9 billion. This increase is explained by credit (+22.3% in twelve months) and debit (+44.0% in twelve months). We also kept gaining market share (+ 1.8 p.p. in twelve months), reaching 12.3%[2].

 SMEs

  We increased market share and reached 10.3%[3] (+ 1.7 p.p. YoY). In 2018, we will remain focused on intensifying our efforts in this segment with differentiated, sector-oriented and specialized services to enhance customer experience, thereby growing our portfolio and achieving greater loyalty.

 Strengthening leading businesses

  Webmotors: Brazil's largest portal in the automotive segment, with approximately 10 million unique visits per month, launched Cockpit, a disruptive platform for car dealers, which brings together solutions for the entire car buying and selling journey. Among the main functionalities are business management/ performance/ buyer profile (CRM), data intelligence, predictive models and pricing (Autoguru) and market data. We will integrate this new platform with Santander Financiamentos.

With that, we remain concentrated on offering a simpler and more agile service, with digital solutions and a better experience for customers.

  Santander Financiamentos: we held on to our lead in vehicle financing, with a market share of 23.6%[1] (+2.8 p.p. in twelve months). Our +Negócios platform continues to support the expansion of the segment, recording a 12-month increase of 33.0% in unique car loan simulations. Our platform for the consumer goods segment (+Vezes) is still keeping us in a good position to capture business opportunities.
  This quarter we established a partnership with Kia Motors do Brasil, which allows us to use our experience and innovation capacity to develop solutions for the Kia's consumers. This association gives us even more strength to consolidate our leadership in the market.
  Global Corporate Banking (GCB): We continue to be recognized as leaders in the following areas:
  In the foreign exchange market according to the Brazilian Central Bank[4].
  In financial advisory for project financing in Brazil, according to Dealogic[5] and Anbima[5].

 Sustainability:

On the sustainability front, Santander continues to hold a prominent spot in the Santander Prospera Microcredit Program, which totaled R$ 448 million in the loan portfolio at the end of March 2018. In the higher education segment, we have awarded around 9.7 thousand scholarships since 2015, actively contributing to the advancement of education in the country.
The social and environmental loan portfolio came to R$ 2.1 billion at the end of March 2018.

[1] Source: Brazilian Central Bank, as of February 2018.
[2] Source: ABECS, as of December 2017.
[3] Source: Brazilian Central Bank, as of December 2017.
[4] Source: Brazilian Central Bank, as of March 2018.
[5] Financial Advisory in the Americas. Dealogic. 2017 and Financial Advisory - leadership since 2008, ANBIMA 2016.

Earnings Release (BR GAAP) | 1Q18

Executive Summary
In the first quarter of 2018 our profitability reached 19.1%, an increase of 3.2 p.p. in twelve months, reflecting the effectiveness of our business model. As mentioned earlier, one year ago we implemented the Net Promoter Score (NPS) indicator with the mission of pursuing a high level of satisfaction among our customers in relation to the products and services we offer. We remain focused on productivity and cost control, and we reinforce our commitment to maximizing the generation of results.

Managerial net profit

totaled R$ 2,859 million in the first quarter of 2018, reaching the highest level in our history, growing 25.4% in twelve months and rising 3.9% in three months. This performance continues to be supported by an increase in our customer loyalty and greater transactionality.

Total revenues

amounted to R$ 14,298 million in the first quarter of 2018, advancing 13.7% in twelve months (or R$ 1,721 million) and climbing 4.1% in three months.

Net interest income reached R$ 10,163 million in the first quarter of 2018, a rise of 14.6% in twelve months and growth of 7.0% in three months, due to higher revenues from loan operations and market activities. These increases compensated the lower funding revenues, which were impacted by the sharp drop in interest rates.

Fees came to R$ 4,134 million, up 11.5% in twelve months, on the back of greater customer loyalty and transactionality, highlighted by revenues from credit cards and acquiring activities, current account services and insurance fees. In three months, these revenues decreased by 2.5%, attributed to the seasonality of cards and insurance in the period.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 19.1%, or 3.2 p.p. higher in twelve months. This evolution illustrates the recurring growth of our total revenues and efficiency gains.

Allowance for loan losses

reached R$ 2,652 million in the first quarter of 2018, or a 17.1% rise in twelve months. This performance is primarily explained by higher level of recovery of written-off loans in the first quarter of 2017, which contributed to a lower level of provisions for that period. In three months, allowance for loan losses remained flat.

General expenses

were R$ 4,805 million in the first quarter of 2018, up 3.8% in twelve months, primarily because of higher personnel expenses, given the highlighted distribution of profit-sharing aligned to the business performance. In three months, expenses dropped by 7.3%, largely attributed to higher spending on technology and marketing in the previous quarter.

The efficiency ratio was 40.0% in the quarter, reaching the best level in our history, representing improvements of 4.9 p.p. in twelve months and 4.3 p.p. in three months.

Earnings Release (BR GAAP) | 1Q18

BALANCE SHEET AND INDICATORS

The total loan portfolio

amounted to R$ 280,398 million at the end of March 2018, an increase of 9.0% in twelve months (or up 8.4%, if we disregard the foreign exchange fluctuation effect). The loan portfolio continues to outgrow our peers, which has allowed us to gain market share in a profitable manner. In three months, the portfolio expanded by 2.9%, with growth in virtually all segments, highlighted by individuals and consumer finance, which grew 5.2% and 4.1%, respectively. The corporate loan portfolio recorded a 0.6% increase in three months, while the SME portfolio remained stable in the same period.

The expanded loan portfolio reached R$ 353,920 million, growing 8.7% in twelve months and increasing 1.7% in three months.

Funding from clients

amounted to R$ 316,818 million at the end of March 2018, climbing 5.4% in twelve months and increasing 3.0% in three months. We maintained the growth trend in time deposits, 68.1% in twelve months and 11.9% in three months, given the reduction in funding through debentures and financial bills over the last few quarters. Savings deposits rose 14.7% in twelve months and grew 2.1% in three months.

Total equity

excluding R$ 863 million related to the goodwill balance, was R$ 61,384 million at the end of March 2018, up 4.1% in twelve months and 4.8% higher in three months.

Quality indicators

The over-90-day delinquency ratio reached 2.9% in March 2018, remaining stable in twelve months. In three months, this ratio improved by 0.2 p.p. due to the conclusion, in this quarter, of a one-off case that impacted the corporate segment during the fourth quarter of 2017.

The cost of credit was 3.4% in March 2018, rising 0.3 p.p. in twelve months and down 0.1 p.p. in three months.

The coverage ratio came to 216% in March 2018, decreasing 13.1 p.p. in twelve months. In three months, this ratio recorded a 13.7 p.p. increase, explained by the aforementioned one-off case.

Portfolio quality indicators remain under control, supported by the effectiveness of our risk models.

Capital indicators

The BIS ratio stood at 15.3% in March 2018, decreasing 0.5 p.p. in twelve months and 0.6 p.p. lower in three months.

The fully-loaded CET1 ratio reached 13.0%, rising 0.2 p.p. in both periods.

Earnings Release (BR GAAP) | 1Q18

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹	1Q18	1Q17	Var.	1Q18	4Q17	Var.
(R$ million)			12M			3M

Net Interest Income	10,163	8,868	14.6%	10,163	9,498	7.0%
Allowance for Loan Losses	(2,652)	(2,264)	17.1%	(2,652)	(2,656)	-0.1%
Net Interest Income after Loan Losses	7,511	6,604	13.7%	7,511	6,843	9.8%
Fees	4,134	3,709	11.5%	4,134	4,239	-2.5%
General Expenses	(4,805)	(4,629)	3.8%	(4,805)	(5,183)	-7.3%
Personnel Expenses + Profit Sharing	(2,309)	(2,200)	4.9%	(2,309)	(2,367)	-2.4%
Administrative Expenses²	(2,496)	(2,429)	2.8%	(2,496)	(2,816)	-11.3%
Tax Expenses	(964)	(906)	6.5%	(964)	(955)	1.0%
Investments in Affiliates and Subsidiaries	3	5	n.a.	3	(1)	n.a.
Other Operating Income/Expenses	(1,334)	(1,372)	-2.8%	(1,334)	(1,084)	23.0%
Operating Income	4,545	3,411	33.2%	4,545	3,859	17.8%
Non Operating Income	13	(68)	n.a.	13	53	n.a.
Net Profit before Tax	4,557	3,343	36.3%	4,557	3,912	16.5%
Income Tax and Social Contribution	(1,615)	(973)	66.0%	(1,615)	(1,067)	51.4%
Minority Interest	(83)	(90)	-7.0%	(83)	(93)	-10.7%
Net Profit	2,859	2,280	25.4%	2,859	2,752	3.9%

1 Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28.
2 Excluding 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 10,163 million in the first quarter of 2018, which represents increases of 14.6% in twelve months (or R$ 1,296 million) and 7.0% in three months.

Revenues from loan operations advanced 20.0% in twelve months and 2.9% in three months. This positive performance reflects an increase in the average loan portfolio volume and the positive effect of a greater contribution from retail in the results.

Funding revenues fell by 17.6% in twelve months and 23.6% in three months. These figures are primarily explained by the interest rate reduction in the period, as well as by changes in the segment mix.

"Other" interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, expanded by 15.1% in twelve months and 37.8% in three months, owing to higher revenue from market activities, which are volatile by nature.

Earnings Release (BR GAAP) | 1Q18

NET INTEREST INCOME	1Q18	1Q17	Var.	1Q18	4Q17	Var.
(R$ million)			12M			3M

Net Interest Income	10,163	8,868	14.6%	10,163	9,498	7.0%
Loan	6,709	5,590	20.0%	6,709	6,522	2.9%
Average volume	271,035	252,657	7.3%	271,035	266,917	1.5%
Spread (Annualized)	10.0%	8.9%	1.2 p.p.	10.0%	9.7%	0.3 p.p.
Funding	805	977	-17.6%	805	1,054	-23.6%
Average volume	269,042	234,831	14.6%	269,042	271,981	-1.1%
Spread (Annualized)	1.2%	1.7%	-0.5 p.p.	1.2%	1.6%	-0.4 p.p.
Other¹	2,649	2,302	15.1%	2,649	1,922	37.8%

¹ Including other margins and the result from financial transactions.

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 4,134 million in the first quarter of 2018, rising 11.5% in twelve months and declining 2.5% in three months, primarily due to the seasonality of cards and insurance.

Cards and acquiring fees totaled R$ 1,360 million in the quarter, a growth of 17.8% in twelve months, as result of an increase in average turnover, driven by the innovations and partnerships we made over the last year. In three months, these revenues went down 3.5%, owing to the seasonal effect of year-end sales.

Current account service fees came to R$ 798 million, advancing 22.0% in twelve months and 4.4% in three months. The performance in both periods stems from greater customer transactionality and increase in our customer base.

Insurance fees stood at R$ 662 million in the first quarter of 2018, climbing 12.6% in twelve months. In three months, these revenues declined by 8.2%, impacted by the seasonal effect of policy renewals, which are concentrated in the fourth quarter of the year.

Collection services reached R$ 373 million in the quarter, representing growth of 7.2% in twelve months and 2.2% in three month.

Securities placement, custody and brokerage fees totaled R$ 162 million in the first quarter of 2018, decreasing by 9.6% in twelve months and 19.3% in three months. This result reflects a lower activity in the capital market.

¹ Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

Earnings Release (BR GAAP) | 1Q18

FEES INCOME	1Q18	1Q17	Var.	1Q18	4Q17	Var.
(R$ million)			12M			3M

Cards and Acquiring	1,360	1,154	17.8%	1,360	1,410	-3.5%
Insurance fees	662	588	12.6%	662	721	-8.2%
Current Account Services	798	654	22.0%	798	764	4.4%
Asset Management	252	263	-4.3%	252	249	1.2%
Lending Operations	386	370	4.2%	386	373	3.4%
Collection Services	373	348	7.2%	373	365	2.2%
Placement, Custody and Brokerage of Securities	162	179	-9.6%	162	200	-19.3%
Other	143	153	-6.8%	143	157	-9.1%
Total	4,134	3,709	11.5%	4,134	4,239	-2.5%

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, came to R$ 4,805 million in the first quarter of 2018, rising 3.8% (or R$ 176 million) in twelve months, primarily because of higher personnel expenses, given the highlighted distribution of profit-sharing aligned to the business performance. In three months, these expenses fell by 7.3%, largely attributed to higher administrative expenses in the fourth quarter of 2017. Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 4,257 million in the first quarter of 2018, meaning a growth of 2.9% in twelve months and a 8.1% reduction in three months.

Personnel expenses, including profit-sharing, amounted to R$ 2,309 million in the first quarter of 2018, rising 4.9% in twelve months (or R$ 109 million), mostly owing to higher profit-sharing payments, aligned with the performance of results. In three months, expenses fell by 2.4%, largely explained by higher variable compensation expenses, which were concentrated in the last quarter of the year.

Administrative expenses, excluding depreciation and amortization, stood at R$ 1,948 million in the first quarter of 2018, growing 0.5% in twelve months (or R$ 10 million). In three months, these expenses were 14.0% lower (or R$ 317 million), given higher expenses in the fourth quarter of 2017 from data processing to support the new level of transactions, and increased advertising expenses due to marketing campaigns in the period.

Depreciation and amortization expenses were R$ 548 million, up 11.8% in twelve months and down 0.5% in three months.

Earnings Release (BR GAAP) | 1Q18

The efficiency ratio reached 40.0% in the first quarter of 2018, showing improvements of 4.9 p.p. in twelve months and 4.3 p.p. in three months, reaching the best level in our history.
We remain focused on increasing productivity and maintaining rigorous cost control.

EXPENSES' BREAKDOWN	1Q18	1Q17	Var.	1Q18	4Q17	Var.
(R$ million)			12M			3M

Outsourced and Specialized Services	515	631	-18.4%	515	494	4.2%
Advertising, promotions and publicity	99	66	49.8%	99	218	-54.4%
Data processing³	518	428	21.2%	518	678	-23.6%
Communications	104	110	-6.2%	104	109	-4.7%
Rentals	181	185	-2.4%	181	180	0.4%
Transport and Travel	40	42	-4.7%	40	42	-5.0%
Security and Surveillance	154	150	3.1%	154	159	-3.1%
Maintenance	59	57	4.3%	59	62	-4.0%
Financial System Services	78	68	14.6%	78	74	5.8%
Water, Electricity and Gas	49	50	-2.1%	49	47	5.3%
Material	13	13	5.1%	13	18	-26.6%
Other	137	137	-0.6%	137	184	-25.7%
Subtotal	1,948	1,938	0.5%	1,948	2,265	-14.0%
Depreciation and Amortization¹	548	490	11.8%	548	551	-0.5%
Total Administrative Expenses	2,496	2,429	2.8%	2,496	2,816	-11.3%

Compensation²	1,489	1,426	4.4%	1,489	1,597	-6.8%
Charges	445	401	11.1%	445	429	3.8%
Benefits	362	355	1.8%	362	316	14.4%
Training	11	9	26.0%	11	22	-49.3%
Other	2	9	n.a.	2	3	n.a.
Total Personnel Expenses³	2,309	2,200	4.9%	2,309	2,367	-2.4%

Administrative + Personnel Expenses (excludes depreciation and amortization)	4,257	4,139	2.9%	4,257	4,632	-8.1%

Total General Expenses	4,805	4,629	3.8%	4,805	5,183	-7.3%

1 Excluding 100% of the goodwill amortization expenses, which totaled R$ 69 million in 1Q18 , R$ 166 million in 4Q17 and R$ 456 million in 1Q17.
2 Including Profit-Sharing.
3 As of 1Q18, expenses for Isban Brasil S.A. and Produban Serviços de Informática S.A., which were previously consolidated in the Data processing expense line, will be recorded as Personnel and Administrative Expenses under the General Expenses line. For more information, please refer to the Material Fact - Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A., released on February 20th, 2018.

Earnings Release (BR GAAP) | 1Q18

Allowance for Loan Losses

Allowance for loan losses totaled R$ 2,652 million in the first quarter of 2018, advancing 17.1% in twelve months (or R$ 388 million) and remained flat in three months.

Provision for loan losses amounted to R$ 3,204 million in the first quarter of 2018, meaning an increase of 5.0% in twelve months (or R$ 152 million), mostly explained by the loan portfolio growth in the period. In three months, provision for loan losses declined by 3.0%.

Income from the recovery of written-off loans came to R$ 552 million in the first quarter of 2018, representing a 30.0% decrease in twelve months and 14.7% in three months, affected by higher income from the recovery of written-off loans in the first and fourth quarter of 2017, respectively.

Other Operating Income and Expenses

Other net operating income and expenses came to R$ 1,334 million in the first quarter of 2018.

OTHER OPERATING INCOME (EXPENSES)	1Q18	1Q17	Var.	1Q18	4Q17	Var.
(R$ million)			12M			3M

Expenses from credit cards	(477)	(398)	19.9%	(477)	(507)	-5.9%
Net Income from Capitalization	94	88	6.4%	94	87	7.6%
Provisions for contingencies¹	(272)	(524)	-48.0%	(272)	(518)	-47.5%
Other	(678)	(539)	25.9%	(678)	(146)	n.a
Other operating income (expenses)	(1,334)	(1,372)	-2.8%	(1,334)	(1,084)	23.0%

1 Including tax, civil and labor provisions.

Earnings Release (BR GAAP) | 1Q18

Balance Sheet

Total assets reached R$ 724,348 million at the end of March 2018, growing 1.5% in twelve months and rising 5.9% in three months. Total equity was R$ 62,247 million in the same period. Excluding the goodwill balance, total equity stood at R$ 61,384 million.

ASSETS	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Current Assets and Long-term Assets	713,329	701,088	1.7%	672,561	6.1%
Cash and Cash Equivalents	10,658	5,405	97.2%	11,234	-5.1%
Interbank Investments	44,335	52,642	-15.8%	46,761	-5.2%
Money Market Investments	38,570	38,271	0.8%	34,484	11.8%
Interbank Deposits	2,933	1,350	117.3%	2,862	2.5%
Foreign Currency Investments	2,832	13,022	-78.3%	9,415	-69.9%
Securities and Derivative Financial Instruments	193,149	166,131	16.3%	171,730	12.5%
Own Portfolio	66,357	42,842	54.9%	59,203	12.1%
Subject to Repurchase Commitments	84,346	73,180	15.3%	71,038	18.7%
Posted to Central Bank of Brazil	2,086	2,634	-20.8%	2,368	-11.9%
Pledged in Guarantees	15,612	22,491	-30.6%	12,483	25.1%
Other	24,748	24,984	-0.9%	26,637	-7.1%
Interbank Accounts	81,953	64,369	27.3%	82,504	-0.7%
Restricted Deposits:	61,872	61,920	-0.1%	63,057	-1.9%
-Central Bank of Brazil	61,601	61,751	-0.2%	62,781	-1.9%
-National Housing System	272	169	60.8%	276	-1.5%
Other	20,081	2,449	n.a.	19,447	n.a.
Lending Operations	262,811	240,629	9.2%	255,486	2.9%
Lending Operations	280,459	257,187	9.0%	272,642	2.9%
Lending Operations Related to Assignment	99	526	-81.2%	306	-67.6%
(Allowance for Loan Losses)	(17,747)	(17,084)	3.9%	(17,462)	1.6%
Other Receivables	117,606	169,123	-30.5%	102,540	14.7%
Foreign Exchange Portfolio	69,846	108,323	-35.5%	55,048	26.9%
Income Receivable	25,661	26,490	-3.1%	26,160	-1.9%
Other	22,099	34,309	-35.6%	21,332	3.6%
Other Assets	2,816	2,788	1.0%	2,306	22.1%
Permanent Assets	11,019	12,430	-11.3%	11,172	-1.4%
Temporary Assets	434	379	14.4%	371	17.0%
Fixed Assets	6,305	7,238	-12.9%	6,396	-1.4%
Intangibles	4,281	4,812	-11.0%	4,405	-2.8%
Goodwill net of amortization	863	1,703	-49.3%	930	-7.2%
Other Assets	3,418	3,109	9.9%	3,475	-1.6%
Total Assets	724,348	713,517	1.5%	683,732	5.9%

Total Assets (excluding goodwill)	723,485	711,814	1.6%	682,802	6.0%

Earnings Release (BR GAAP) | 1Q18

LIABILITIES	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Current Liabilities and Long-term Liabilities	659,629	649,710	1.5%	621,824	6.1%
Deposits	221,268	148,012	49.5%	203,532	8.7%
Demand Deposits	16,799	14,824	13.3%	17,177	-2.2%
Savings Deposits	41,409	36,114	14.7%	40,572	2.1%
Interbank Deposits	3,678	2,262	62.6%	3,292	11.7%
Time Deposits and Others	159,382	94,813	68.1%	142,491	11.9%
Money Market Funding	134,834	160,419	-15.9%	129,962	3.7%
Own Portfolio	99,791	131,591	-24.2%	97,173	2.7%
Third Parties	2,223	971	128.8%	258	n.a.
Free Portfolio	32,820	27,856	17.8%	32,531	0.9%
Funds from Acceptance and Issuance of Securities	81,441	95,009	-14.3%	76,656	6.2%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	73,958	89,096	-17.0%	71,496	3.4%
Funding from Certificates of Structured Operations	2,225	1,270	75.2%	1,990	11.8%
Securities Issued Abroad	4,035	3,494	15.5%	1,993	102.5%
Other	1,223	1,149	6.4%	1,177	3.9%
Interbank Accounts	1,752	1,390	26.0%	264	n.a.
Interbranch Accounts	2,879	2,210	30.3%	4,275	-32.6%
Borrowings	32,231	28,040	14.9%	33,471	-3.7%
Domestic Onlendings - Official Institutions	15,592	16,772	-7.0%	16,636	-6.3%
National Economic and Social Development Bank (BNDES)	8,722	9,715	-10.2%	9,460	-7.8%
National Equipment Financing Authority (FINAME)	6,513	6,765	-3.7%	6,845	-4.8%
Other Institutions	357	292	22.0%	330	8.0%
Derivative Financial Instruments	21,072	21,794	-3.3%	20,681	1.9%
Other Payables	148,560	176,064	-15.6%	136,347	9.0%
Foreign Exchange Portfolio	69,639	107,967	-35.5%	55,318	25.9%
Tax and Social Security	4,332	12,170	-64.4%	4,870	-11.1%
Subordinated Debts	534	481	10.9%	519	2.8%
Debt Instruments Eligible to Compose Capital	8,407	8,014	4.9%	8,440	-0.4%
Other	65,649	47,433	38.4%	67,200	-2.3%
Deferred Income	470	543	-13.4%	511	-8.1%
Minority Interest	2,002	2,566	-22.0%	1,897	5.5%
Equity	62,247	60,698	2.6%	59,500	4.6%
Total Liabilities	724,348	713,517	1.5%	683,732	5.9%

Equity (excluding goodwill)	61,384	58,994	4.1%	58,570	4.8%

Securities

Total securities amounted to R$ 193,149 million at the end of March 2018, climbing 16.3% in twelve months and advancing 12.5% in three months, with both periods being influenced by growth in public securities.

SECURITIES	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Public securities	152,051	122,479	24.1%	130,106	16.9%
Private securities	19,402	18,672	3.9%	20,080	-3.4%
Financial instruments	21,696	24,981	-13.1%	21,544	0.7%
Total	193,149	166,131	16.3%	171,730	12.5%

Earnings Release (BR GAAP) | 1Q18

Loan Portfolio

The loan portfolio totaled R$ 280,398 million at the end of March 2018, growing 9.0% in twelve months (or increase of 8.4% disregarding the impact of the exchange rate fluctuation) and expanding by 2.9% in three months. Over the past few quarters, we have outperformed the market, primarily due to the individuals and consumer finance portfolios, which - on an annual comparison basis - have been exceeding our total portfolio growth for nine consecutive quarters.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, totaled R$ 353,920 million at the end of March 2018, a 8.7% increase in twelve months (or increase of 8.3% disregarding the impact of the exchange rate fluctuation) and growth of 1.7% in three months.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 32,271 million at the end of March 2018, an increase of 1.5% relative to the balance of R$ 31,790 million recorded in March 2017 and growth of 11.6% compared to the balance of R$ 28,904 million in December 2017.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Individuals	113,700	93,986	21.0%	108,115	5.2%
Consumer Finance	43,611	35,779	21.9%	41,884	4.1%
SMEs	34,320	32,511	5.6%	34,288	0.1%
Corporate	88,766	94,892	-6.5%	88,275	0.6%
Total portfolio	280,398	257,169	9.0%	272,562	2.9%
Other credit related transactions¹	73,522	68,324	7.6%	75,345	-2.4%
Total expanded credit portfolio	353,920	325,493	8.7%	347,907	1.7%

¹ Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

In three months, growth in our loan portfolio was mostly influenced by the Individuals and Consumer Finance portfolios, as mentioned. This quarter, we recorded growth in the Corporate portfolio, while the SMEs portfolio remained stable.

Earnings Release (BR GAAP) | 1Q18

In the first quarter of 2018, the Corporate portfolio accounted for 31.7% of the total portfolio, a reduction of 5.2 p.p. in twelve months. On the other hand, the Individuals portfolio reached a 40.5% share of the total portfolio, rising 4.0 p.p. in twelve months, while the Consumer Finance portfolio represented 15.6% of the portfolio, growing 1.6 p.p. in comparison with the previous year. The SMEs portfolio accounted for 12.2% of the portfolio, down 0.4 p.p. in twelve months.

Loans to Individuals

Loans to individuals amounted to R$ 113,700 million at the end of March 2018, expanding by 21.0% (or R$ 19,714 million) in twelve months, as credit card and payroll loans remain the highlights fueling growth in the loan portfolio. In three months, loans to individuals increased by 5.2%, mainly influenced by payroll loans.

The payroll loans portfolio came to R$ 28,449 million, climbing 39.0% in twelve months (or R$ 7,980 million) and 11.1% in three months. This product continues to be the top performer, driven by the retail performance and the digital channel experience.

The credit card portfolio reached R$ 24,422 million, representing growth of 20.2% in twelve months (or R$ 4,102 million) as consequence of the continuous announcement of partnerships and launch of innovative solutions. In three months, the portfolio remained stable, affected by the seasonal effect of year-end sales.

The mortgage loan balance was R$ 29,117 million, expanding by 7.6% in twelve months and rising 3.6% in three months. We remain focused on offering simpler and faster services, with digital solutions to provide an improved experience for our customers.

Earnings Release (BR GAAP) | 1Q18

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 43,611 million at the end of March 2018, growing 21.9% in twelve months (or R$ 7,833 million) and 4.1% in three months. Of this total portfolio, R$ 36,292 million refers to vehicle financing for individuals, showing an increase of 22.4% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branch network, climbed 21.4% in twelve months and 5.4% in three months, amounting to R$ 38,185 million in March 2018. Growth in the portfolio reflects the increase in our sales, mainly owing to our vehicle financing platform (+Negócios), which continued to experience a strong rise of 33% in unique simulations compared to March 2017.

As mentioned (page 06), in this quarter we launched the Cockpit platform, which reinforces our focus on offering a simpler and more agile service, with digital solutions and a better experience for our customers.

Corporate & SMEs Loans

The Corporate & SMEs loan portfolio stood at R$ 123,086 million in March 2018, down 3.4% in twelve months (or R$ 4,318 million) and up 0.4% in three months.

The Corporate loan portfolio totaled R$ 88,766 million, falling 6.5% (or R$ 6,126 million) in twelve months and growing 0.6% in three months (decreasing 7.9% in twelve months and advancing 0.4% in three months, disregarding the effect of exchange rate fluctuation).

Loans to the SMEs segment amounted to R$ 34,320 million, representing increases of 5.6% (or R$ 1,809 million) in twelve months and 0.1% in three months.

In line with our purpose of helping people and businesses prosper, we continue to strengthen our commitment to this segment with differentiated offerings, such as "Conta Integrada" and "Programa Avançar". On top of that, we also broadened the scope of our specialized services and focused on sector-oriented offers. All these actions, associated with the rebound in economic activity, place us in an even better position to expand our portfolio, as well as to increase our customer base and loyalty.

Earnings Release (BR GAAP) | 1Q18

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT	Mar/18	Mar/17	Var.	Dec/17	Var.
PORTFOLIO BY PRODUCT (R$ million)			12M		3M

Individuals
Leasing / Auto Loans¹	1,893	1,823	3.9%	1,852	2.3%
Credit Card	24,422	20,320	20.2%	24,421	0.0%
Payroll Loans	28,449	20,469	39.0%	25,616	11.1%
Mortgages	29,117	27,059	7.6%	28,112	3.6%
Agricultural Loans	5,329	3,860	38.1%	5,239	1.7%
Personal Loans / Others	24,490	20,456	19.7%	22,875	7.1%
Total Individuals	113,700	93,986	21.0%	108,115	5.2%
Consumer Finance	43,611	35,779	21.9%	41,884	4.1%
Corporate and SMEs
Leasing / Auto Loans	2,852	2,737	4.2%	2,784	2.4%
Real Estate	5,802	8,808	-34.1%	6,577	-11.8%
Trade Finance	24,256	22,815	6.3%	17,379	39.6%
On-lending	11,119	11,017	0.9%	13,919	-20.1%
Agricultural Loans	6,271	6,772	-7.4%	6,320	-0.8%
Working capital / Others	72,787	75,254	-3.3%	75,584	-3.7%
Total Corporate and SMEs	123,086	127,404	-3.4%	122,563	0.4%
Total Credit	280,398	257,169	9.0%	272,562	2.9%
Other Credit Risk Transactions with customers²	73,522	68,324	7.6%	75,345	-2.4%
Total Expanded Credit Portfolio	353,920	325,493	8.7%	347,907	1.7%

1 Including consumer finance, the auto loan portfolio for individuals totaled R$ 38,185 million in Mar/18 , R$ 36,238 million in Dec/17 and R$ 31,465 million in Mar/17.
2 Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses amounted to R$ 17,747 million at the end of March 2018, increasing 3.9% in twelve months and up 1.6% in three months. Our performance reflects the solid management of our risk models.

The coverage ratio reached 216% at the end of March 2018, with a decline of 13.1 p.p. in twelve months. In three months, the ratio rose 13.7 p.p. due to the conclusion, in this quarter, of the one-off case in the corporate segment that impacted this indicator in the fourth quarter of 2017.

Earnings Release (BR GAAP) | 1Q18

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 13,772 million at the end of March 2018, increasing by 4.6% in twelve months and 0.9% in three months. These operations comprise loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

At the end of March 2018, the coverage ratio of the renegotiated portfolio reached 58.0%, a level considered adequate for these types of operations, and remained stable relative to the previous quarter.

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of March 2018, portfolios rated "AA" and "A" accounted for 76% of the total loan portfolio.

NPL Formation

NPL Formation came to R$ 2,707 million, declining 1.5% in twelve months. In three months, this ratio was 28.9% lower due to the impact of a one-off case in the Corporate segment in the fourth quarter of 2017.

The ratio between NPL Formation and the loan portfolio reached 1.0%, down 0.1 p.p. in twelve months and falling 0.4 p.p. in three months.

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Earnings Release (BR GAAP) | 1Q18

Delinquency Ratio (Over-90-Day)

The over-90-day delinquency ratio reached 2.9% at the end of March 2018, stable in comparison with the same quarter of last year and 0.2 p.p. lower in three months. This reduction is due to the conclusion, in this quarter, of the one-off case in the corporate segment that impacted the fourth quarter of 2017.

Portfolio quality indicators remain under control, supported by the effectiveness of our risk models.

Delinquency in the Corporate and SMEs segment came to 2.0% in the period, a increase of 0.1 p.p. in twelve months. In three months, this ratio decreased 0.6 p.p., explained by the conclusion of the one-off case that took place in the final quarter of last year, as noted above.

Among Individuals, this delinquency ratio stood at 3.7%, falling 0.2 p.p. in twelve months and remaining stable in three months.

Delinquency Ratio (15-to-90 Day)

The 15-to-90-day delinquency ratio stood at 4.3% at the end of March 2018, down 1.3 p.p. in twelve months and rising 0.1 p.p. in three months. The yearly improvement reflects our active and preemptive risk management, with deeper knowledge of the customer life cycle.

Individuals' delinquency decreased by 0.9 p.p. in twelve months. In three months, this indicator went up 0.3 p.p., reaching 6.0% owing to the typical early-year seasonality in this segment.

In the Corporate & SMEs segment, this ratio dropped by 2.0 p.p. in twelve months and was 0.2 p.p. lower in three months, at 2.2%.

Earnings Release (BR GAAP) | 1Q18

Funding

FUNDING	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Demand deposits	16,799	14,824	13.3%	17,177	-2.2%
Saving deposits	41,409	36,114	14.7%	40,572	2.1%
Time deposits	159,378	94,813	68.1%	142,481	11.9%
Debenture/LCI/LCA¹	59,651	96,261	-38.0%	70,470	-15.4%
Financial Bills²	39,581	58,667	-32.5%	36,918	7.2%
Funding from clients	316,818	300,678	5.4%	307,619	3.0%

1 Repo operations backed by Debentures, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA).
2 Including Certificates of Structured Operations (COE).

Total customer funding amounted to R$ 316,818 million at the end of March 2018, growing 5.4% in twelve months (or R$ 16,140 million) and advancing 3.0% in three months. Time deposits rose 68.1% in twelve months and 11.9% in three months, primarily owing to the reduction in funding through financial bills and the Brazilian Central Bank's Resolution (nº 4,527), in effect since May 2017, which impacted debentures in the period. Savings deposits went up 14.7% in twelve months and 2.1% in three months.

Credit/Funding Ratio

FUNDING VS. CREDIT	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Funding from customers (A)	316,818	300,678	5.4%	307,619	3.0%
(-) Reserve Requirements	(61,601)	(61,751)	-0.2%	(62,781)	-1.9%
Funding Net of Reserve Requirements	255,217	238,927	6.8%	244,838	4.2%
Borrowing and Onlendings	16,207	17,212	-5.8%	17,251	-6.0%
Subordinated Debts	8,940	8,495	5.2%	8,959	-0.2%
Offshore Funding	35,651	31,095	14.7%	34,848	2.3%
Total Funding (B)	316,016	295,728	6.9%	305,895	3.3%
Assets under management¹	298,943	257,362	16.2%	292,715	2.1%
Total Funding and Asset under management	614,959	553,090	11.2%	598,611	2.7%
Total Credit (C)	280,398	257,169	9.0%	272,562	2.9%
C / B (%)	88.7%	87.0%		89.1%
C / A (%)	88.5%	85.5%		88.6%

1 According to ANBIMA criteria.

The loan portfolio to customer funding ratio was 88.5% at the end of March 2018, meaning a 3.0 p.p. increase in twelve months and a 0.1 p.p. reduction in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding came to 88.7% in March of 2018, growing 1.7 p.p. in twelve months and falling 0.4 p.p. in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

Earnings Release (BR GAAP) | 1Q18

BIS Ratio

The BIS ratio reached 15.3% at the end of March 2018, a reduction of 0.5 p.p. in twelve months and of 0.6 p.p. in three months. The change in the BIS ratio in both periods is primarily explained by the impact on capital deductions under the Basel III schedule, from 80% in 2017 to 100% in 2018. It is worth noting that BIS ratio is 4.2 p.p. higher than the sum of the minimum Regulatory Capital and Capital Conservation requirements.

It is important to note that, in January 2018, the capital requirement changed from 9.25% to 8.625% + conservation capital of 1.875% + additional CET1 for systemically important financial institutions in the Brazilian market of 0.5%, totaling 11%. Tier Capital I is 8.375% and CET1 is 6.875%.

CET1 (Fully Loaded) stood at 13.0%, up by 0.2 p.p. for both periods.

In March 2013, the Brazilian Central Bank issued the Basel III rules of capital definition and risk management. These criteria will be implemented gradually by 2019. If we were to apply these Basel III rules immediately and in full, our CET1 would have reached 13.0 % in March 2018.

OWN RESOURCES AND BIS	Mar/18	Mar/17	Var.	Dec/17	Var.
(R$ million)			12M		3M

Tier I Regulatory Capital	57,799	57,773	0.0%	56,386	2.5%
CET1	53,590	53,761	-0.3%	52,197	2.7%
Additional Tier I	4,209	4,012	4.9%	4,189	0.5%
Tier II Regulatory Capital	4,198	4,098	2.4%	4,250	-1.2%
Adjusted Regulatory Capital (Tier I and II)	61,997	61,871	0.2%	60,636	2.2%
Risk Weighted Assets (RWA)	405,945	392,503	3.4%	383,133	6.0%
Required Regulatory Capital	35,013	36,306	-3.6%	35,440	-1.2%
Adjusted Credit Risk Capital requirement	28,989	29,162	-0.6%	30,034	-3.5%
Market Risk Capital requirement	2,800	4,192	-33.2%	2,392	17.1%
Operational Risk Capital requirement	3,223	2,952	9.2%	3,014	7.0%
Basel Ratio	15.27%	15.76%	-0.49 p.p.	15.83%	-0.55 p.p.
Tier I	14.24%	14.72%	-0.48 p.p.	14.72%	-0.48 p.p.
CET1	13.20%	13.70%	-0.50 p.p.	13.62%	-0.42 p.p.
Tier II	1.03%	1.14%	-0.11 p.p.	1.11%	-0.08 p.p.

Earnings Release (BR GAAP) | 1Q18

Our shares
We are committed to the best Corporate Governance practices:

Santander Brasil has a free float of 10.3% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

  50% of our Board of Directors members are independent members.
  The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
  Independent committees reporting directly to the Board of Directors.
  Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown1

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total shares	Total
	(thousand)		(thousand)		(thousand)%

Santander Group ²	3,444,748	90.21%	3,278,085	89.08%	6,722,833	89.66%
Treasury Shares	2,833	0.07%	2,833	0.08%	5,665	0.08%
Free Float	371,114	9.72%	398,919	10.84%	770,033	10.27%
Total	3,818,695	100.00%	3,679,836	100.00%	7,498,531	100.00%

1 Santander's ownership structure, as of March 31st, 2018
2 Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Stock Performance

The chart above illustrates that a R$100 investment in Santander Brasil shares on March 31st, 2014 would have increased in value to R$403 on March 29th, 2018, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$169.

1 Historical prices excluding dividends and interest on capital. Source: Bloomberg.
2 Stock Swap Offer completed on October 30th, 2014

Earnings Release (BR GAAP) | 1Q18

Our shares

Indicators

Earnings (annualized) per Unit[1] (R$)

2.43
2.94
3.05
Mar/17
Dec/17
Mar/18

Unit closing price[2] (R$)

27.65
31.88
39.91
Mar/17
Dec/17
Mar/18

Market capitalization[3] (R$ billion)

103.97
119.34
149.52
Mar/17
Dec/17
Mar/18

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)

1.40
1.68
1.84
Mar/17
Dec/17
Mar/18

Book Value per Unit[4] (R$)

15.69
15.65
16.38
Mar/17
Dec/17
Mar/18

Unit price per annualized Earnings (R$)

1.40
1.68
1.84
Mar/17
Dec/17
Mar/18

1 Considers the number of Units disregarding treasury shares at the end of the period.
2 Closing price at the end of the period.
3 Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
4 Book Value excludes goodwill.

Earnings Distribution

In the quarter, Santander Brasil apportioned R$600 million as Interest on capital (JCP), payable on April 26th, 2018.

Earnings Release (BR GAAP) | 1Q18

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s¹ (outlook)	BB- (stable)	B	BB- (stable)	B	brAA- (stable)	brA-1+

Moody's² (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

1 Latest Credit Rating Analysis: January 12th, 2018.
2 Latest Credit Rating Analysis: April 10th, 2018.

Earnings Release (BR GAAP) | 1Q18

Accounting and Managerial Results Reconciliation

For a better understanding of BR GAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL	1Q18	Reclassifications						1Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	10,549	167	(552)	-	-	-	-	10,163
Allowance for Loan Losses	(3,291)	-	656	-	-	-	-	(2,635)
Net Interest Income after Loan Losses	7,258	167	104	-	-	-	-	7,528
Fees	4,134	-	-	-	-	-	-	4,134
General Expenses	(4,408)	-	-	69	(466)	-	-	(4,805)
Personnel Expenses	(1,843)	-	-	-	(466)	-	-	(2,309)
Administrative Expenses	(2,566)	-	-	69	-	-	-	(2,497)
Tax Expenses	(948)	(16)	-	-	-	-	-	(964)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	-	3
Other Operating Income/Expenses	(1,197)	-	(104)	-	-	-	(46)	(1,346)
Operating Income	4,842	150	-	69	(466)	-	(46)	4,549
Non Operating Income	13	-	-	-	-	-	-	13
Net Profit before Tax	4,854	150	-	69	(466)	-	(46)	4,562
Income Tax and Social Contribution	(1,485)	(150)	-	-	-	-	16	(1,619)
Profit Sharing	(466)	-	-	-	466	-	-	-
Minority Interest	(83)	-	-	-	-	-	-	(83)
Net Profit	2,820	-	-	69	-	-	(30)	2,859

ACCOUNTING AND MANAGERIAL	1Q17	Reclassifications						1Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	10,541	(967)	(789)	-	-	83	-	8,868
Allowance for Loan Losses	(3,020)	-	839	-	-	(83)	-	(2,264)
Net Interest Income after Loan Losses	7,521	(967)	50	-	-	-	-	6,604
Fees	3,709	-	-	-	-	-	-	3,709
General Expenses	(4,765)	-	-	456	(319)	-	-	(4,629)
Personnel Expenses	(1,881)	-	-	-	(319)	-	-	(2,200)
Administrative Expenses	(2,884)	-	-	456	-	-	-	(2,429)
Tax Expenses	(1,000)	95	-	-	-	-	-	(906)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	-	5
Other Operating Income/Expenses	(1,323)	-	(50)	-	-	-	-	(1,372)
Operating Income	4,147	(872)	-	456	(319)	-	-	3,411
Non Operating Income	(68)	-	-	-	-	-	-	(68)
Net Profit before Tax	4,078	(872)	-	456	(319)	-	-	3,343
Income Tax and Social Contribution	(1,845)	872	-	-	-	-	-	(973)
Profit Sharing	(319)	-	-	-	319	-	-	-
Minority Interest	(90)	-	-	-	-	-	-	(90)
Net Profit	1,824	-	-	456	-	-	-	2,280

Earnings Release (BR GAAP) | 1Q18

ACCOUNTING AND MANAGERIAL	4Q17	Reclassifications						4Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	8,435	1,469	(648)	-	-	(250)	492	9,498
Allowance for Loan Losses	(2,805)	-	615	-	-	26	(492)	(2,656)
Net Interest Income after Loan Losses	5,630	1,469	(33)	-	-	(224)	-	6,843
Fees	4,239	-	-	-	-	-	-	4,239
General Expenses	(5,001)	-	-	166	(357)	-	9	(5,183)
Personnel Expenses	(2,009)	-	-	-	(357)	-	-	(2,367)
Administrative Expenses	(2,991)	-	-	166	-	-	9	(2,816)
Tax Expenses	(811)	(144)	-	-	-	-	-	(955)
Investments in Affiliates and Subsidiaries	(1)	-	-	-	-	-	-	(1)
Other Operating Income/Expenses	(1,494)	-	33	-	-	224	154	(1,084)
Operating Income	2,562	1,326	(0)	166	(357)	-	163	3,859
Non Operating Income	53	-	-	-	-	-	-	53
Net Profit before Tax	2,615	1,326	(0)	166	(357)	-	163	3,912
Income Tax and Social Contribution	334	(1,326)	-	-	-	-	(75)	(1,067)
Profit Sharing	(357)	-	-	-	357	-	-	-
Minority Interest	(93)	-	-	-	-	-	-	(93)
Net Profit	2,498	-	(0)	166	-	-	88	2,752

1 Foreign Exchange Hedge: under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
2 Credit Recovery: reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
3 Amortization of Goodwill: reversal of goodwill amortization expenses.
4 Exchange Rate Fluctuation: includes, in addition to the effect of the exchange rate fluctuation, reclassifications between different lines of the Bank's results (other operating income/expenses, allowance for loan losses and non-operating result) for better comparability with previous quarters.
5 Other events:
2017
3Q17:
Adhesion to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
4Q17:
Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
Administrative Expenses and Other Operating Income and Expenses: adhesion to the installment payment program by the cities of São Paulo and Rio de Janeiro (R$ 9 million in administrative expenses, R$ 27 million in other operating expenses and R$ 179 million reversal in other operating income) and write-down of intangible assets due to impairment in the amount of R$ 306 million.
2018
1Q18:
Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).

Earnings Release (BR GAAP) | 1Q18

- OUTLOOK
- EXPERIENCE
- INNOVATION

1st Santander Brasil Investor Day

São Paulo, 2018

10/31

Starting at 12:00 noon

033 Rooftop | Santander Theater

Visit the Investor Relations website for further information

www.ri.santander.com.br

Santander

Earnings Release (BR GAAP) | 1Q18

Information by Business Units

Cards

Turnover[1]
(R$ billion)

37.4
39.4
42.4
48.6
45.4
12.9
13.2
13.9
16.4
14.9
24.5
26.3
28.5
32.2
30.6
1Q17
2Q17
3Q17
4Q17
1Q18
Credit
Debit

Transactions
(million)

442.5
470.3
490.1
566.1
528.0
226.6
233.7
249.2
285.3
265.7
215.9
236.7
241.0
280.7
262.3
1Q17
2Q17
3Q17
4Q17
1Q18
Credit
Debit

Getnet

Turnover
(R$ billion)

31.5
33.1
35.4
42.1
40.9
11.2
11.5
12.3
16.2
16.1
20.3
21.5
23.1
26.0
24.8
1Q17
2Q17
3Q17
4Q17
1Q18
Credit
Debit

Transactions
(million)

348.6
367.8
403.0
464.0
464.7
180.4
189.6
203.2
267.0
273.9
168.2
178.2
199.8
197.0
190.8
1Q17
2Q17
3Q17
4Q17
1Q18
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)

35.9
34.7
34.9
25%
19%
17%
75%
81%
83%
1Q17
4Q17
1Q18
Individuals
Corporate

Distribution Channels[2]
(%)

11%
21%
68%
Brokers
Transfers to Homebuilders
Branches

Loan to Value[3]
(%)

57%
46%
60%
47%
60%
49%
1Q17
4Q17
1Q18
Origination (quartely average)
Loan Portfolio

1 Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
2 Individuals' origination.
3 Ratio between Loans and Collateral Value.

Earnings Release (BR GAAP) | 1Q18

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)

31.5
32.7
34.4
36.2
38.2
1.8
1.8
1.8
1.9
1.9
29.6
30.9
32.6
34.4
36.3
1Q17
2Q17
3Q17
4Q17
1Q18
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)

849
906
960
942
1,131
1Q17
2Q17
3Q17
4Q17
1Q18

Market Share

Loan Portfolio[2]

Total

8.3%
8.6%
9.0%
Feb-17
4Q17
Feb-18

Deposits[2]

Total

8.0%
9.6%
10.1%
Feb-17
4Q17
Feb-18

Getnet[3]

Total turnover

10.5%
11.5%
12.3%
4Q16
3Q17
4Q17

Payroll Loans[2]

Granted

10.8%
12.3%
12.0%
Feb-17
4Q17
Feb-18

SMEs[2]

Loans

8.6%
11.0%
10.3%
4Q16
3Q17
4Q17

Financeira[2]

Loans

20.8%
22.3%
23.6%
Feb-17
4Q17
Feb-18

1 Vehicle portfolio for Individuals, considers the Individuals' portfolio generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment.
2 Brazilian Central Bank. ³ ABECS.

Earnings Release (BR GAAP) | 1Q18

Santander
Earnings Release (BR GAAP) | 1Q18

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer